UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4 as to Mr. William T. Comfort, III and

Amendment No. 10 as to LDN Stuyvie Partnership)

J.L. Halsey Corporation (JLHY.OB)

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

William T. Comfort, III

30 Cheyne Walk

London, SW3 5HH, United Kingdom

44-207-986-5969

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

G. Daniel O’Donnell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

Ph. (215) 994-4000

February 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 4662HH 10.3	SCHEDULE 13D

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

LDN Stuyvie Partnership / 73-1526937
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER

8. SHARED VOTING POWER

27,496,085
9. SOLE DISPOSITIVE POWER

10. SHARED DISPOSITIVE POWER

27,496,085

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,496,085
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.0%
14.	TYPE OF REPORTING PERSON

PN

*	The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 4662HH 10.3	SCHEDULE 13D

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Mr. William T. Comfort, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	7. SOLE VOTING POWER

4,170,000
8. SHARED VOTING POWER

27,496,085
9. SOLE DISPOSITIVE POWER

4,170,000
10. SHARED DISPOSITIVE POWER

27,496,085

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,666,085
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.2%
14.	TYPE OF REPORTING PERSON

IN

This Amendment No. 4 to Schedule 13D amends and supplements Items 3, 4 and 5 contained in the Schedule 13D initially filed on or about January 3, 2003 by William T. Comfort, III and subsequently amended on January 13, 2003, August 22, 2006 and December 7, 2006. This Amendment No. 10 to Schedule 13D amends and supplements Items 3, 4 and 5 contained in the Schedule 13D initially filed on or about October 6, 1999 by LDN Stuyvie Partnership (the “Partnership”) and subsequently amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, January 12, 2000, January 13, 2003, August 22, 2006 and December 7, 2006. Mr. Comfort and the Partnership are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by adding at the end thereof the following:

On February 1, 2006, J.L. Halsey Corporation (the “Company”) issued to the Partnership 12,279,130 shares of its common stock, par value $0.01 per share (“Common Stock”), as payment in full of the Promissory Note in the principal amount of $10,000,000 that the Company had issued to the Partnership on August 16, 2006 (the “Note”), with 11,764,706 of the total shares issued representing payment of principal and 514,424 shares representing payment of interest, each such share priced at $0.85 as set forth in the Note.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding at the end thereof the following:

The Backstop Agreement dated as of August 16, 2006 between the Partnership and the Company, as amended on December 16, 2006 (the “Backstop Agreement”), provided that the Backstop Agreement terminated automatically if the registration statement to be filed with the SEC in connection with a proposed rights offering by the Company had not been declared effective by 5:30 p.m. Eastern time, on January 31, 2007. The Company has informed the Partnership that a registration statement has not so become effective and, accordingly, as of January 31, 2007, the Backstop Agreement terminated.

In addition, the terms of the Note provided that the Note automatically matured on February 1, 2007 if the registration statement to be filed with the SEC in connection with a rights offering by the Company was not declared effective by 5:30 p.m. Eastern time, on January 31, 2007. Accordingly, the Note has matured, and effective as of February 1, 2007, the Company issued to the Partnership 12,279,130 shares of Common Stock as payment in full of the Note, with 11,764,706 of the total shares issued representing payment of principal and 514,424 shares representing payment of interest, each such share priced at $0.85 as set forth in the Note.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

(a)

(1) Mr. Comfort may be deemed to beneficially own in the aggregate 31,666,085 shares of Common Stock of the Company, representing approximately 32.2% of the outstanding shares of Common Stock of the Company. Of such shares, Mr. Comfort has sole voting and dispositive power with respect to 4,170,000 shares, and shared voting and dispositive power with respect to 27,496,085 shares as the general partner of the Partnership.

(2) The Partnership may be deemed to beneficially own in the aggregate 27,496,085 shares of Common Stock of the Company, representing approximately 28.0% of the outstanding shares of Common Stock of the Company. Of such shares, the Partnership has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 27,496,085 shares.

(b)

(1) Of the 4,170,000 shares of Common Stock of the Company for which Mr. Comfort has sole voting and dispositive power, all such shares are held of record by Mr. Comfort. Of the 27,496,085 shares of Common Stock of the Company over which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the Partnership.

(2) Of the 27,496,085 shares of Common Stock of the Company of which the Partnership has shared voting and dispositive power, all such shares are held of record by the Partnership.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDN STUYVIE PARTNERSHIP

	By:	/s/ William T. Comfort, III
Dated: February 5, 2007		William T. Comfort, III, General Partner

WILLIAM T. COMFORT, III

/s/ William T. Comfort, III

Dated: February 5, 2007